Exhibit 99.1

Luxoft Holding, Inc Reports Results for Three Months and Full Financial Year Ended March 31, 2017

LONDON— Luxoft Holding, Inc (NYSE:LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the three months and the full financial year ended March 31, 2017.

Highlights — Three Months Ended March 31, 2017

•                  US GAAP revenue amounted to $204.1 million, an increase of 20.6% year over year and an increase of 22.0% year over year on a constant currency basis

•                  Adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) were $29.2 million and Adjusted EBITDA margin was 14.3%, compared to $26.5 million and 15.7% in the year-ago quarter

•                  Diluted earnings per share (EPS) on a US GAAP basis was $0.40

•                  Diluted EPS on a non-GAAP basis was $0.63

Highlights — Financial Year Ended March 31, 2017

•                  US GAAP revenue amounted to $785.6 million, an increase of 20.7% year over year and an increase of 22.0% on a constant currency basis

•                  Adjusted EBITDA was $133.8 million and EBITDA margin was 17%

•                  Free cash flow amounted to $98.2 million, or 12.5% of revenue, and an increase of 29.0% year over year

•                  Diluted EPS on a US GAAP basis was $1.84

•                  Diluted EPS on a non-GAAP basis was $2.89

•                  Employee productivity increased by 2.5% to $78,265 per delivery engineer

Revenue for the three months ended March 31, 2017 increased to $204.1 million, up 20.6% from $169.2 million for the same period a year ago, and decreased 1.3% sequentially, reflecting the normal seasonality of the business. Adjusted EBITDA was $29.2 million with corresponding margins of 14.3%, as compared to $26.5 million and 15.7%, respectively, in the year ago quarter. US GAAP net income was $13.7 million, or $0.40 per diluted share, compared to $14.6 million and $0.43 per diluted share for the same period a year ago, and $18.5 million and $0.55 sequentially. Non-GAAP net income was $21.5 million, or $0.63 per diluted share, compared to $18.8 million and $0.56 per diluted share for the same period a year ago, and $27.9 million and $0.82 sequentially.

Revenue for the full financial year ended March 31, 2017 increased to $785.6 million, up 20.7% from $650.8 million a year ago. US GAAP net income was $62.6 million, or $1.84 per diluted share, compared to $70.3 million and $2.06 per diluted share a year ago. Non-GAAP net income was $98.3 million, or $2.89 per diluted share, compared to $92.9 million and $2.72 per diluted share a year ago. Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release.

“We are pleased to report solid operating and financial results for the fourth quarter and the full year ended March 31, 2017.  They reflect strong positive fundamental improvements in our client dynamic and business composition, such as strong growth of HPA accounts, substantial decline in client and vertical concentration, and diversification of our client base”, said Dmitry Loschinin, Luxoft’s CEO and President.  “We have been successfully executing on several transformational initiatives, investing consistently to become a more effective agile global company, capable of competing for bigger deals and serving a wider variety of clients in various markets, namely in Australia and South East Asia.  Over the past year we have significantly improved diversification of our client base adding 18 new HPAs and lowering customer concentration by as much as 10% for the top 3 and 5 accounts.  Luxoft’s clients continue to benefit from our higher value offerings that include premium consulting services and engineering solutions as they aim to be more competitive and smoothly transition to new digitalization-driven operating models.”

Five of Luxoft’s seven verticals experienced revenue growth, with Telecom, Automotive and Transport, Technology, and Financial Services delivering the strongest performance of 87.9%, 40.8%, 14.6% and 8.4% growth, respectively, on a year over year basis. During the year we launched a new vertical — Healthcare, which finished the year with $28.3 million in revenues, representing 3.6% of the total annual turnover for the Company. The company also exhibited solid performance across all of its core revenue-generating geographies: revenues generated in Rest of Europe increased 105.9%, Switzerland revenues increased 48.3%, German revenues increased 33.6%, and the U.S. revenues increased 28.9% as compared to the last financial year.

The company finished the year with 12,766 employees, of which 10,807 were delivery professionals who continued to drive average productivity to $78,265 per engineer; this represents an annual increase of 2.5%. The average delivery headcount increased by 17.8% as compared to the financial year ended March 31, 2016, which is 2.9% slower than the revenue growth for the same period. The effective tax rate for the full financial year ended March 31, 2017 was 11.2%.

«The financial year 2017 has been a challenging but positive year for our company.  We have been successfully rebalancing growth from legacy clients into a group of newer, High Potential Accounts, which now comprises nearly 30% of total revenues. Revenues attributed to the HPA group grew close to 100% year over year.  We are happy to note that our pipeline of business is strong, underpinned by demand for transformational engagements in all of our core verticals.  For example, excluding top legacy customers, revenues from the financial services vertical grew 35% and revenues from the automotive vertical grew over 90% on year over year basis,” stated Evgeny Fetisov, Chief Financial Officer.    “During the past year we closed three strategic acquisitions, expanded in key geographies, and launched a new healthcare and life sciences vertical - all while maintaining high pace of top-line growth, preserving our margins, staying free of long-term debt and generating healthy levels of free cash flow: $98 million, or 13% of total revenues and 157% of net income.”

Outlook for the Financial Year Ending March 31, 2018

•                  Revenue is expected to be at least $943 million, an increase of at least 20.0% year over year

•                  Adjusted EBITDA margin is expected to be in the range of 17.0% - 19.0%

•                  Diluted EPS is expected to be at least $1.90 on a US GAAP basis and at least $3.26 on a non-GAAP basis

•                  EPS is based on an estimated weighted average of 35,035 thousand diluted shares

Conference Call Information

A conference call will be conducted with the members of Luxoft’s senior management at 8:00 a.m. EDT on Tuesday, May 23, 2017 to review the financial and operational performance of the company for the above-mentioned periods.

To participate in the conference call please dial 877-407-8293 (for domestic U.S. callers) or 201-689-8349 (for international callers). A live webcast will also be available during the call and can be accessed at http://edge.media-server.com/m/p/hi543zh3/lan/en. Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications.

If you are unable to join our live event, a replay will be available by dialing 877-660-6853 (for domestic U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID# 13660578. The replay will be available shortly after the call and up to 11:59 p.m. EDT on June 6, 2017. The replay will also be available at Luxoft’s Investor Relations portal for 14 days following the call.

About Luxoft

Luxoft Holding, Inc (NYSE:LXFT) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 34 cities with dedicated delivery centers worldwide. It has over 12,700 employees across 39 cities in 19 countries in North America, Mexico, Western and Eastern Europe, Asia Pacific, and South Africa. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Non-GAAP Financial Measures

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; non-GAAP diluted Earnings per share (EPS) and Free Cash Flow (FCF). Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. Free Cash Flow is calculated as operating cash flow less capital expenditure which consists of purchases of property, plant and equipment and intangible assets as defined in the cash flow statement.

We adjust our non-GAAP financial measures to exclude stock based compensation, because it is a non-cash expense. We also adjust our non-GAAP financial measures to exclude the change in fair value of contingent consideration, because we believe these expenses are not indicative of what we consider to be normal course of operations. Our non-GAAP financial measures are adjusted to exclude amortization of purchased intangible assets in order to allow management and investors to evaluate our results from operating activities as if these assets have been developed internally rather than acquired in a business combination. Finally, we adjust our non-GAAP financial measures to exclude acquisition-related costs, which comprise payments to consulting firms as well as fees paid upon successful completion of acquisition; as well as certain incentive payments for members of management of the acquired companies as provided for in the acquisition agreements. These payments are based on performance of the acquired businesses and are classified as part of management compensation rather than part of purchase consideration. These costs vary with the size and complexity of each acquisition and are generally inconsistent in amount and frequency, and therefore, we believe that they may not be indicative of the size and volume of future acquisition-related costs.

We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing and understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended March 31, 2016 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Luxoft Holding, Inc

Alina V. Plaia, +1-212-964-9900 ext. 2404

Vice-President, Global Communications & IRO

IR@luxoft.com

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars)

	For the three months		For the year
	ended March 31,		ended March 31,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Sales of services	$204,131	$169,209	$785,561	$650,752
Operating expenses
Cost of services (exclusive of depreciation and amortization)	129,632	103,496	474,980	379,331
Selling, general and administrative expenses	56,193	48,202	213,723	171,707
Depreciation and amortization	10,260	6,703	34,847	23,814
Gain from revaluation of contingent liability	(8,668)	(3,356)	(10,031)	(2,511)
Impairment loss	5,287	—	5,287	—
Operating income	11,427	14,164	66,755	78,411

Other income and expenses
Interest (expense) gain, net	(91)	149	(81)	121
Other gains, net	755	2,346	5,119	3,947
(Loss) gain from foreign currency exchange contract	—	(1,019)	1,314	261
Net foreign exchange gain (loss)	889	1,524	(2,604)	(381)
Income before income taxes	$12,980	$17,164	$70,503	$82,359
Income tax benefit (expense)	755	(2,572)	(7,865)	(12,108)
Net income	$13,735	$14,592	$62,638	$70,251
Net (income) loss attributable to the non-controlling interest	—	—	—	—
Net income attributable to the Group	$13,735	$14,592	$62,638	$70,251

Basic EPS per Class A and Class B ordinary share
Net income attributable to the Group per ordinary share	$0.41	$0.44	$1.88	$2.13
Weighted average ordinary shares outstanding	33,493,847	33,140,451	33,280,771	32,949,807

Diluted EPS per Class A and Class B ordinary share
Diluted net income attributable to the Group per ordinary share	$0.40	$0.43	$1.84	$2.06
Diluted weighted average ordinary shares outstanding	34,132,929	33,865,865	34,000,674	34,088,214

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars except share amounts)

	As of March 31, 2017 (unaudited)	As of March 31, 2016
Assets
Current assets
Cash and cash equivalents	$109,558	$108,545
Restricted cash, current	4,000	—
Trade accounts receivable, net of allowance for doubtful accounts of $435 at March 31, 2017 and $79 at March 31, 2016	144,862	131,204
Unbilled revenue	14,454	16,081
Work-in-progress	2,805	1,595
Due from related parties	1,084	2,180
VAT and other taxes receivable	1,732	1,814
Advances issued	2,740	2,413
Other current assets	5,224	3,333
Total current assets	$286,459	$267,165

Non-current assets
Restricted cash, non-current	1,399	—
Deferred tax assets	3,423	3,174
Property and equipment, net	49,571	46,072
Intangible assets, net	120,430	43,780
Goodwill	76,918	30,285
Other non-current assets	9,007	4,066
Total non-current assets	$260,748	$127,377
Total assets	$547,207	$394,542

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	$633	$460
Accounts payable	24,402	8,266
Accrued liabilities	38,513	27,357
Deferred revenue	3,815	5,048
Due to related parties	460	518
VAT and other taxes payable	21,283	22,532
Payable under foreign exchange contracts	295	2,476
Payables for acquisitions, current	17,221	5,595
Other current liabilities	2,025	1,503
Total current liabilities	$108,647	$73,755

Deferred tax liability, non-current	16,907	5,511
Payables for acquisitions, non-current	32,206	11,786
Other non-current liabilities	2,629	1,757
Total liabilities	$160,389	$92,809

Shareholders’ equity
Share capital (80,000,000 shares authorized; 33,533,198 issued and outstanding with no par value as at March 31, 2016, and 80,000,000 shares authorized; 33,178,641 issued and outstanding with no par value as at March 31, 2016)	—	—
Additional paid-in capital	133,192	107,477
Common stock held in treasury, at cost (92,191 shares as of March 31, 2017; 35,579 shares as of March 31, 2016)	(6,028)	(2,665)
Retained earnings	263,508	200,870
Accumulated other comprehensive loss	(3,886)	(3,981)
Total shareholders’ equity attributable to the Group	386,786	301,701
Non-controlling interest	32	32
Total equity	$386,818	$301,733
Total liabilities and equity	$547,207	$394,542

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands of US dollars except share amounts)

	For the year ended March 31,
	2017	2016
	(Unaudited)
Operating activities
Income from operations	$62,638	$70,251

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,847	23,814
Deferred tax benefit	(3,395)	(902)
Foreign currency exchange contracts gain	(1,314)	(261)
Loss on foreign exchange	2,604	381
Provision for doubtful accounts	380	311
Gain from revaluation of contingent liability	(10,031)	(2,511)
Share-based compensation	28,984	17,745
Impairment loss	5,287	—

Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenue	145	(10,261)
Work-in-progress	(1,210)	(146)
Due to and from related parties	1,001	(1,084)
Accounts payable and accrued liabilities	8,879	4,942
Deferred revenue	(1,761)	(4,222)
Changes in other assets and liabilities	(5,027)	7,332
Net cash provided by operating activities	122,027	105,389

Investing activities
Purchases of property and equipment	(19,614)	(24,171)
Purchases of intangible assets	(4,182)	(5,069)
Proceeds from disposal of property and equipment	—	40
Acquisitions, net of cash acquired	(77,672)	(3,525)
Escrow deposits	(5,000)	—
Net cash used in investing activities	(106,468)	(32,725)

Financing activities
Net repayment of short-term borrowings	(5,897)	(880)
Acquisition of business, deferred consideration	(4,577)	(6,126)
Repurchases of common stock	(3,611)	(1,774)
Repayment of capital lease obligations	(133)	(124)
Net cash used in financing activities	(14,218)	(8,904)
Effect of exchange rate changes on cash and cash equivalents	(328)	(808)
Net increase in cash and cash equivalents	1,013	62,952
Cash and cash equivalents at beginning of year	108,545	45,593
Cash and cash equivalents at end of period	$109,558	$108,545

LUXOFT HOLDING, INC

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three months ended March 31,				Year ended March 31,
	2017	2017		2017	2017	2017		2017
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	11,427	9,878	(a)	21,305	66,755	40,717	(a)	107,472
Operating margin	5.6%	4.8%		10.4%	8.5%	5.2%		13.7%
Net income	13,735	7,760	(b)	21,495	62,638	35,673	(b)	98,311
Diluted earnings per share	$0.40	—		$0.63	$1.84	—		$2.89

	Three months ended March 31,				Year ended March 31,
	2016	2016		2016	2016	2016		2016
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	14,164	4,688	(a)	18,852	78,411	24,856	(a)	103,267
Operating margin	8.4%	2.8%		11.1%	12.0%	3.8%		15.9%
Net income	14,592	4,250	(b)	18,842	70,251	22,605	(b)	92,856
Diluted earnings per share	$0.43	—		$0.56	$2.06	—		$2.72

	Three months ended March 31,		For the year ended March 31,
(a)	2017	2016	2017	2016
Adjustments to GAAP operating income
Stock-based compensation expense	$7,470	$3,983	$28,984	$17,745
Amortization of purchased Intangible assets	3,994	1,858	12,353	7,419
Gain from revaluation of contingent liability	(8,668)	(3,356)	(10,031)	(2,511)
Acquisition related costs	1,795	2,203	4,124	2,203
Impairment loss	5,287	—	5,287	—
Total Adjustments to GAAP income from operations:	$9,878	$4,688	$40,717	$24,856

	Three months ended March 31,		For the year ended March 31,
(b)	2017	2016	2017	2016
Adjustments to GAAP net income
Stock-based compensation expense	$7,470	$3,983	$28,984	$17,745
Amortization of purchased Intangible assets	3,994	1,858	12,353	7,419
Gain from revaluation of contingent liability	(8,668)	(3,356)	(10,031)	(2,511)
Acquisition related costs	1,795	2,203	4,124	2,203
Impairment loss	5,287	—	5,287	—
Tax effect of the adjustments	(2,118)	(438)	(5,044)	(2,251)
Total Adjustments to GAAP net income	$7,760	$4,250	$35,673	$22,605

	Three months ended		For the year ended
	March 31,		March 31,
	2017	2016	2017	2016
Net income	$13,735	$14,592	$62,638	$70,251
Adjusted for:
Interest Expense (Income)	91	(149)	81	(121)
Income tax	(755)	2,572	7,865	12,108
Depreciation and Amortization	10,260	6,703	34,847	23,814
EBITDA	$23,331	$23,718	$105,431	$106,052
Adjusted for
Stock based compensation	7,470	3,983	28,984	17,745
Gain from revaluation of contingent liability	(8,668)	(3,356)	(10,031)	(2,511)
Acquisition related costs	1,795	2,203	4,124	2,203
Impairment loss	5,287	—	5,287	—
Adjusted EBITDA	$29,215	$26,548	$133,795	$123,489

LUXOFT HOLDING, INC

Schedule of supplemental information (unaudited)

(In thousands, except percentages)

	Revenue for the three months ended March 31,
	2017		2016
Client location	Amount	% of sales	Amount	% of sales
U.S.	$76,953	37.7%	$53,420	31.6%
UK	44,976	22.0%	51,526	30.5%
Germany	29,683	14.5%	24,211	14.3%
Russia	9,272	4.5%	6,523	3.9%
Switzerland	9,243	4.5%	8,712	5.1%
Poland	8,943	4.4%	6,227	3.7%
Romania	5,747	2.8%	5,747	3.4%
Singapore	984	0.5%	2,936	1.7%
Rest of Europe	10,035	4.9%	4,142	2.4%
Other	8,295	4.2%	5,765	3.4%
Total	$204,131	100%	$169,209	100%

	Revenue for the year ended March 31,
	2017		2016
Client location	Amount	% of sales	Amount	% of sales
U.S.	$261,443	33.3%	$202,855	31.2%
UK	213,547	27.2%	223,566	34.4%
Germany	115,301	14.7%	86,332	13.3%
Russia	36,905	4.7%	32,748	5.0%
Switzerland	34,833	4.4%	23,489	3.6%
Poland	30,940	3.9%	17,009	2.6%
Romania	21,403	2.7%	14,381	2.2%
Singapore	4,889	0.6%	10,154	1.6%
Rest of Europe	36,148	4.7%	17,554	2.7%
Other	30,152	3.8%	22,664	3.4%
Total	$785,561	100%	$650,752	100%

	Revenue for the three months ended March 31,
	2017		2016
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$115,964	56.8%	$115,330	68.2%
Automotive and transport	29,443	14.4%	22,740	13.4%
Telecom	23,087	11.3%	9,927	5.9%
Technology	14,512	7.1%	8,989	5.3%
Healthcare	9,587	4.7%	—	—%
Travel and Aviation	6,146	3.0%	7,429	4.4%
Energy	4,042	2.0%	3,358	2.0%
Other	1,350	0.7%	1,436	0.8%
Total	$204,131	100%	$169,209	100%

	Revenue for the year ended March 31,
	2017		2016
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$483,801	61.6%	$446,138	68.6%
Automotive and transport	110,839	14.1%	78,698	12.1%
Telecom	69,900	8.9%	37,200	5.7%
Technology	48,581	6.2%	42,398	6.5%
Healthcare	28,258	3.6%	—	—%
Travel and Aviation	27,744	3.5%	29,232	4.5%
Energy	13,345	1.7%	12,873	2.0%
Other	3,093	0.4%	4,213	0.6%
Total	$785,561	100%	$650,752	100%